Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Expressed in thousands of U.S. Dollars - except share and per share data)

	September 30, 2014	December 31, 2013

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$204,680	$162,237
Restricted cash	8,343	9,527
Accounts receivable, net	35,155	21,873
Insurance claims	245	2,569
Due from related companies (Note 2)	2,586	1,084
Advances and other	12,133	13,097
Inventories	20,790	19,660
Prepaid insurance and other	2,413	2,354
Current portion of financial instruments-Fair value (Note 11)	—	140

Total current assets	286,345	232,541

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 11)	122	1,438
FIXED ASSETS (Note 3)
Advances for vessels under construction	155,151	58,521
Vessels	2,833,075	2,710,418
Accumulated depreciation	(609,950)	(537,350)

Vessels’ Net Book Value	2,223,125	2,173,068

Total fixed assets	2,378,276	2,231,589

DEFERRED CHARGES, net (Note 4)	19,757	17,331

Total assets	$2,685,500	$2,483,899

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 5)	$129,547	$126,361
Payables	35,618	52,319
Due to related companies (Note 2)	7,993	6,930
Dividends payable	4,236	—
Accrued liabilities	18,662	16,628
Accrued bank interest	7,822	6,058
Unearned revenue	5,768	14,014
Deferred income
Current portion of financial instruments - Fair value (Note 11)	7,240	5,962

Total current liabilities	216,886	228,272

LONG-TERM DEBT, net of current portion (Note 5)	1,291,490	1,253,937

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 11)	3,098	4,027

STOCKHOLDERS’ EQUITY:
Preferred shares, $ 1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C preferred Shares issued and outstanding at September 30, 2014 and December 31, 2013.	4,000	4,000
Common stock, $ 1.00 par value; 185,000,000 and 85,000,000 shares authorized at September 30, 2014 and December 31, 2013 respectively; 84,712,295 and 57,969,448 issued and outstanding at September 30, 2014 and December 31, 2013 respectively.	84,712	57,969
Additional paid-in capital	651,065	500,737
Accumulated other comprehensive loss	(8,108)	(6,789)
Retained earnings	431,207	430,548

Total Tsakos Energy Navigation Limited stockholders’ equity	1,162,876	986,465
Noncontrolling Interest	11,150	11,198

Total stockholders’ equity	1,174,026	997,663

Total liabilities and stockholders’ equity	$2,685,500	$2,483,899

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended
	September 30
	2014	2013

VOYAGE REVENUES:	$120,881	$107,564

EXPENSES:
Commissions	4,565	4,166
Voyage expenses	33,837	29,557
Vessel operating expenses	37,182	32,823
Depreciation	25,179	24,571
Amortization of deferred dry-docking costs	1,354	1,298
Management fees (Note 2(a))	4,190	4,019
General and administrative expenses	1,000	1,208
Stock compensation expense	142	—
Foreign currency (gains)/losses	(406)	267

Total expenses	107,043	97,909

Operating income	13,838	9,655

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(9,337)	(10,856)
Interest income	188	142
Other, net	498	(682)

Total other expenses, net	(8,651)	(11,396)

Net income/(loss)	5,187	(1,741)

Less: Net loss attributable to the noncontrolling interest	29	379

Net income/(loss) attributable to Tsakos Energy Navigation Limited	$5,216	$(1,362)

Effect of preferred dividends	(2,109)	(1,000)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	3,107	(2,362)

Earnings/(loss) per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.04	$(0.04)

Weighted average number of shares, basic and diluted	84,705,556	56,614,752

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Nine months ended
	September 30
	2014	2013

VOYAGE REVENUES:	$363,565	$313,348

EXPENSES:
Commissions	13,662	12,018
Voyage expenses	102,516	86,501
Vessel operating expenses	108,556	97,054
Depreciation	72,716	70,767
Amortization of deferred dry-docking costs	3,985	3,708
Management fees (Note 2(a))	12,262	11,845
General and administrative expenses	3,268	3,311
Stock compensation expense	142	—
Foreign currency (gains)/losses	(358)	144

Total expenses	316,749	285,348

Operating income	46,816	28,000

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(27,432)	(30,875)
Interest income	302	300
Other, net	247	(378)

Total other expenses, net	(26,883)	(30,953)

Net income/(loss)	19,933	(2,953)

Less: Net loss attributable to the noncontrolling interest	48	1,085

Net income/(loss) attributable to Tsakos Energy Navigation Limited	$19,981	$(1,868)

Effect of preferred dividends	(6,328)	(1,567)
Net income/(loss) attributable to common stockholders of Tsakos Energy Navigation Limited	13,653	(3,435)

Earnings/(loss) per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.18	$(0.06)

Weighted average number of shares, basic and diluted	77,227,931	56,501,037

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014, AND 2013

(Expressed in thousands of U.S. Dollars)

	2014	2013

Net income/(loss)	$5,187	$(1,741)

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized gain on interest rate swaps, net	1,188	733
Amortization of deferred loss on dedesignated financial instruments	—	221

Total unrealized gains from hedging financial instruments	1,188	954
Unrealized gain/(loss) on marketable securities	0	(24)
Realized (gain)/loss on marketable securities reclassified to statement of operations	0	(89)

Other Comprehensive income	1,188	841

Comprehensive income/(loss)	6,375	(900)

Less: comprehensive loss attributable to the noncontrolling interest	29	379

Comprehensive income/(loss) attributable to Tsakos Energy Navigation Limited	$6,404	$(521)

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014, AND 2013

(Expressed in thousands of U.S. Dollars)

	2014	2013

Net income/(loss)	$19,933	$(2,953)

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized (loss)/gain on interest rate swaps, net	(1,473)	5,441
Amortization of deferred loss on dedesignated financial instruments	154	657

Total unrealized (losses)/ gains from hedging financial instruments	(1,319)	6,098
Unrealized gain/(loss) on marketable securities	0	(79)
Realized (gain)/loss on marketable securities reclassified to statement of operations	0	(89)

Other Comprehensive (loss)/income	(1,319)	5,930

Comprehensive income	18,614	2,977

Less: comprehensive loss attributable to the noncontrolling interest	48	1,085

Comprehensive income attributable to Tsakos Energy Navigation Limited	$18,662	$4,062

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014, AND 2013

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Preferred Stock		Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
BALANCE, January 1, 2013	$		$56,443	$404,391	$478,428	$(14,728)	$924,534	$2,306	$926,840

Net income/(loss)					(1,868)		(1,868)	(1,085)	(2,953)

- Issuance of 8% cumulative redeemable perpetual Series B preferred shares		2,000		44,955			46,955		46,955

- Issuance of 8.875% cumulative redeemable perpetual Series C preferred shares		2,000		45,947			47,947		47,947

- Issuance of common stock under distribution agency agreement			482	1,489			1,971		1,971

- Cash dividends paid ($0.10 per share)					(5,658)		(5,658)		(5,658)

- Dividends paid on Series B preferred shares					(889)		(889)		(889)

- Dividends declared on Series B preferred shares					(678)		(678)		(678)

- Other comprehensive income (loss)						5,930	5,930		5,930

BALANCE, September 30, 2013		$4,000	$56,925	$496,782	$469,335	$(8,798)	$1,018,244	$1,221	$1,019,465

BALANCE, January 1, 2014		$4,000	$57,969	$500,737	$430,548	$(6,789)	$986,465	$11,198	$997,663

Net income/(loss)					19,981		19,981	(48)	19,933

- Issuance of common stock			25,645	144,160			169,805		169,805

- Issuance of 20,000 shares of restricted share units			20	(20)			—		—

- Issuance of common stock under distribution agency agreement			1,078	6,046			7,124		7,124

- Common dividends declared ($0.05 per share)					(4,236)		(4,236)		(4,236)

- Common dividends paid ($0.05 per share)					(8,388)		(8,388)		(8,388)

- Dividends paid on Series B preferred shares					(3,000)		(3,000)		(3,000)

- Dividends paid on Series C preferred shares					(3,698)		(3,698)		(3,698)

- Other comprehensive income (loss)						(1,319)	(1,319)		(1,319)

- Amortization of restricted share units				142			142		142

BALANCE, September 30, 2014		$4,000	$84,712	$651,065	$431,207	$(8,108)	$1,162,876	$11,150	$1,174,026

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars)

	Nine months ended September 30,
	2014	2013
Cash Flows from Operating Activities:

Net income/(loss)	$19,933	$(2,953)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	72,715	70,767
Amortization of deferred dry-docking costs	3,985	3,709
Amortization of loan fees	899	743
Stock compensation expense	142	—
Change in fair value of derivative instruments	371	(3,031)
Gain on sale of marketable securities	—	(89)
Payments for dry-docking	(4,473)	(3,730)
(Increase) Decrease in:
Receivables	(11,496)	153
Inventories	(1,130)	(1,969)
Prepaid insurance and other	(59)	723
Increase (Decrease) in:
Payables	(15,638)	18,965
Accrued liabilities	3,798	9,771
Unearned revenue	(8,246)	11,171

Net Cash provided by Operating Activities	60,801	104,230

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(96,629)	(36,659)
Vessel acquisitions and/or improvements	(122,657)	(107,705)
Proceeds from sale of marketable securities	—	1,585

Net Cash used in Investing Activities	(219,286)	(142,779)

Cash Flows from Financing Activities:
Proceeds from long-term debt	127,298	110,000
Financing costs	(2,838)	(979)
Payments of long-term debt	(86,559)	(148,193)
Decrease in restricted cash	1,184	10,421
Proceeds from stock issuance program, net	176,929	1,971
Proceeds from preferred stock issuance, net	—	94,902
Cash dividends	(15,086)	(6,547)

Net Cash provided by Financing Activities	200,928	61,575

Net increase in cash and cash equivalents	42,443	23,026
Cash and cash equivalents at beginning of period	162,237	144,297

Cash and cash equivalents at end of period	$204,680	$167,323

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the nine months ended September 30, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

The consolidated balance sheet as of December 31, 2013 has been derived from the audited financial statements included in the company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2014 (“Annual Report”), but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2013. There have been no material changes to these policies in the nine-month period ended September 30, 2014.

New Accounting Pronouncements:

(a)	Revenue from Contracts with Customers: In May 2014, the Financial Accounting Standards Board (“FASB”) issued a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and is effective for annual periods beginning on or after December 15, 2016. Early adoption is not permitted. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard’s requirements will also apply to the sale of some non-financial assets that are not part of the entity’s ordinary activities. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of assessing the effect of this new standard.

(b)	Going Concern: In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15 – Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period based on the relevant conditions and events that are known at the date when financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Tsakos Shipping and Trading S.A. (commissions)	1,509	1,347	4,675	3,899
Tsakos Energy Management Limited (management fees)	4,038	3,917	11,807	11,593
Tsakos Columbia Shipmanagement S.A.	650	318	1,308	953
Argosy Insurance Company Limited	2,473	2,458	7,085	6,933
AirMania Travel S.A.	1,300	1,078	3,442	3,447

Total expenses with related parties	9,970	9,118	28,317	26,825

Balances due from and due to related parties are as follows:

	September 30,	December 31,
	2014	2013
Due from related parties
Tsakos Columbia Shipmanagement S.A.	2,586	1,084

Total due from related parties	2,586	1,084

Due to related parties
Tsakos Energy Management Limited	116	92
Tsakos Shipping and Trading S.A.	1,197	555
Argosy Insurance Company Limited	6,304	6,008
AirMania Travel S.A.	376	275

Total due to related parties	7,993	6,930

There is also, at September 30, 2014, an amount of $760 ($319 at December 31, 2013) due to Tsakos Shipping and Trading S.A. and $313 ($356 at December 31, 2013) due to Argosy Insurance Limited, included in accrued liabilities which relate to services rendered by these related parties not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. In 2014 and 2013, the monthly fees for operating vessels are $27.5, for vessels chartered out or on a bare-boat basis the monthly fees are $20.4 and for the LNG carrier $35.0, of which $10.0 is paid to the Management Company and $25.0 to a third party manager (from January 1, 2014, $25.8). Monthly management fees for the DP2 shuttle tankers are $35.0 per vessel. Since the expiry of its bareboat charter on July 30, 2013, management fees for the VLCC Millennium are $27.5 per month, of which $13.7 are payable to a third party manager. Management fees for the suezmax Eurochampion 2004 are $27.5 per month, of which, effective September 22, 2013, $12.0 are paid to a third party manager. In addition, a special award of $400 was paid to the Management Company in relation to services provided during capital raising offerings in the first nine months of 2014. These awards have been included as a deduction of additional paid in capital in the accompanying Financial Statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if a director is elected to the Holding Company’s Board of Directors without having been recommended by the existing Board of Directors, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at September 30, 2014 to pay the Management Company an amount of approximately $162,046 calculated in accordance with the terms of the Management Agreement.

Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at September 30, 2014 are:

Year	Amount

October to December 2014	4,652
2015	18,610
2016	18,613
2017	19,060
2018	19,252
2019 to 2024	105,886

186,073

Management fees for vessels are included in the accompanying Consolidated Statements of Operations. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee in 2014 and 2013 of $20.4 per vessel. These fees in total amounted to $1,591 and $308 during the nine months ended September 30, 2014 and 2013, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): TCM has been appointed by the Management Company to provide technical management to the Company’s vessels. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are rendered by TCM to the Company.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit, research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Operations. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge a brokerage commission. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first nine months of 2014, $200 in aggregate was charged for supervision fees on the DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 and $605 in total, as a brokerage commission on the purchase of the suezmax tankers Eurovision and Euro. In the first nine months of 2013, no such fee was charged. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders of the Holding Company.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Vessels

Acquisitions

During the first nine months of 2014, the Company acquired the suezmax tankers Eurovision and Euro for $61,814 and $59,804 respectively. Those tankers were acquired from companies that are subject to influence by certain members of the Tsakos family, who are also shareholders, officers and directors of the Holding Company. During the first nine months of 2013, the Company took delivery of two new building DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014, at a total cost of $203,748, of which $105,603 was incurred in the first nine months of 2013.

Sales

There were no vessel sales in the first nine months of 2014 and 2013.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

4.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $13,211 and $12,724, at September 30, 2014 and December 31, 2013, respectively, and loan fees, net of accumulated amortization, amounted to $6,546 and $4,607 at September 30, 2014 and December 31, 2013, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Operations, while amortization of loan fees is included in Interest and finance costs, net.

5.	Long –Term Debt

Facility	September 30, 2014	December 31, 2013

(a) Credit Facilities	755,621	808,218
(b) Term Bank Loans	665,416	572,080

Total	1,421,037	1,380,298
Less – current portion	(129,547)	(126,361)

Long-term portion	1,291,490	1,253,937

(a) Credit facilities

As at September 30, 2014, the Company had six open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. At September 30, 2014 there was no available unused amount. Interest is payable at a rate based on LIBOR plus a margin. At September 30, 2014, interest on these facilities ranged from 0.93% to 5.19%.

(b) Term bank loans

Term loan balances outstanding at September 30, 2014 amounted to $665.416. These bank loans are payable in semi-annual installments with balloon payments due at maturity between October 2016 and April 2022. Interest rates on the outstanding loans as at September 30, 2014, are based on LIBOR plus margin.

On June 17, 2014, the Company signed a new seven-year term bank loan for $42,000, which was drawn down the same day, providing partial financing of the suezmax tanker Eurovision, acquired on the same day.

On June 30, 2014, the Company signed a new six-year term bank loan for $193,239 relating to the pre and post delivery partial financing of five aframax tankers under construction. On July 2, 2014, an amount of $25,610 was drawdown to finance the second yard installment for the construction of the five vessels.

On July 7, 2014, the Company signed a new six-year term bank loan for $39,000, which was drawn down on July 8, 2014, providing partial financing of the suezmax tanker Euro, acquired on the same day.

On August 22, 2014, the Company signed a new seven-year term bank loan for $38,800 relating to the pre and post delivery partial financing of one aframax tanker under construction. On August 26, 2014, an amount of $5,172 was drawdown to finance the second yard installment for the construction of the vessel.

On August 22, 2014, the Company signed a new six-year term bank loan for $78,744 relating to the pre and post delivery partial financing of two aframax tankers under construction.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On August 26, 2014, an amount of $10,344 was drawdown to finance the second yard installment for the construction of the vessels.

On August 22, 2014, the Company signed a new six-year term bank loan for $39,954 relating to the pre and post delivery partial financing of one aframax tanker under construction. On August 26, 2014, an amount of $5,172 was drawdown to finance the second yard installment for the construction of the vessel.

On September 29, 2014 the Company arranged a new term bank loan for the pre-delivery financing of the LNG carrier under construction. The facility amount is the lower of $52,195 or the 50% of the pre-delivery value of the vessel. The loan agreement was signed on October 16, 2014 and on October 23, 2014, an amount of $31,235 was drawdown.

At September 30, 2014, interest on these term bank loans ranged from 1.73% to 3.23%. The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended September 30, 2014	2.04%
Three months ended September 30, 2013	2.58%

Nine months ended September 30, 2014	2.30%
Nine months ended September 30, 2013	2.48%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels owned by our subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted of $78,661 at September 30, 2014 and $78,144 at December 31, 2013, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $3,250. Two loan agreements require a monthly pro rata transfer to a retention account of any principal due but unpaid.

As of September 30, 2014, the Company was compliant with the original financial covenants in its loan agreements, except in the case of the value-to-loan requirements in two of the loan agreements. A scheduled principal payment made on October 10, 2014 has remediated one of the shortfalls. As to the second loan agreement, with a 120% value-to-loan requirement, under which $31,700 was outstanding as of September 30, 2014, there was an actual ratio of 103%. The Company has not requested a waiver of this covenant nor has the lender required additional security or prepayment of part of the loan so as to bring it into compliance. (Such prepayments would be applied against the next scheduled principal payments and, therefore, should not increase the total amounts payable by the Company during the next 12 months.)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Company reclassified $1,808 from long-term liabilities to current liabilities as of September 30, 2014, which represents the additional amount of prepayment which would be necessary to remedy the value-to-loan shortfall under this loan agreement, in the event the lender was to request a prepayment of indebtedness.

At September 30, 2014, the Company and its wholly and majority owned subsidiaries were compliant with all other terms and original covenants (i.e. without giving effect to ratio reducing amendments and covenant waivers obtained in 2013), including the leverage ratio.

The annual principal payments required to be made after September 30, 2014, excluding the hull cover ratio shortfall of $1,808 discussed above, are as follows:

Period/Year	Amount

October to December 2014	33,936
2015	228,492
2016	229,376
2017	186,385
2018	302,831
2019 and thereafter	440,017

1,421,037

6.	Interest and Finance Costs, net

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Interest expense	7,883	11,139	25,453	31,736
Less: Interest capitalized	(596)	(423)	(1,787)	(1,542)

Interest expense, net	7,287	10,716	23,666	30,194
Interest swap cash settlements non-hedging	—	1,434	2,180	4,074
Bunkers swap cash settlements	97	(58)	55	(125)
Amortization of loan fees	303	304	899	743
Bank charges	31	132	192	228

Amortization of deferred loss on de-designated financial instruments	—	221	154	656
Change in fair value of non-hedging financial instruments	1,619	(1,893)	286	(4,895)

Net total	9,337	10,856	27,432	30,875

At September 30, 2014, the Company was committed to seven floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $305,863, maturing from March 2016 through March 2021, on which it pays fixed rates averaging 3.4% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 11). At September 30, 2014, the Company held six of the seven interest rate swap agreements,

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $250,613. The fair values of such financial instruments as of September 30, 2014 and December 31, 2013 in aggregate amounted to $4,928 (negative) and $3,409 (negative), respectively. The net amount of cash flow hedge losses at September 30, 2014 that is estimated to be reclassified into earnings within the next twelve months is $2,612.

At September 30, 2014 and December 30, 2013, the Company held one and two interest rate swaps, respectively, that did not meet hedge accounting criteria. As such, the changes in their fair values during the first nine months of 2014 and 2013 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to a gain of $1,189 and $3,400, respectively.

At September 30, 2014, the Company held nine bunker swap agreements and five at December 31, 2013, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of September 30, 2014 and December 31, 2013 were $1,298 (negative) and $177 (positive), respectively.

The changes in their fair values during the nine months of 2014 and 2013 amounting to $1,475 (negative) and $8 (negative) respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

7.	Stockholders’ Equity

On May 30, 2014, at the annual general meeting of shareholders, the shareholders approved the amendment of the Company’s Memorandum of Association in order to increase the authorized share capital from $100,000 consisting of 85 million common shares of a par value of $1.00 each and 15 million preferred shares of a par value of $1.00 each, to $200,000, consisting of 185 million common shares of a par value of $1.00 each and 15 million preferred shares of a par value of $1.00 each.

From January 1, 2014 up to January 17, 2014, the Company sold 1,077,847 common shares for proceeds, net of commissions, of $7,124 under a distribution agency agreement entered into in August 2013. This agreement provides for the offer and sale from time to time of up to 4,000,000 common shares of the Company, par value $1.00 per share, at market prices.

On February 5, 2014, the Company completed an offering of 12,995,000 common shares, including 1,695,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares, at a price of $6.65 per share, for net proceeds of $81,952.

On April 29, 2014, the Company completed an offering of 11,000,000 common shares, at a price of $7.30 per share, for net proceeds of $76,350. On May 22, 2014, the underwriters exercised their option to purchase 1,650,000 additional shares at the same price for net proceeds of $11,503.

During the first nine months of 2014, the Company made three dividend payments of $0.50 per share each, on its 8.00% Series B Preferred Shares totaling $3,000. Also the Company made one dividend payment of $0.73958 per share on its 8.875% Series C Preferred Shares and two dividend payments of $ 0.55469 per share each totaling $3,698. Dividend payments on preferred Series B and Series C shares were made on January 30, April 30 and July 30, 2014.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

During the nine-month period ended September 30, 2014, the Company declared and paid two dividends of $0.05 per common share each, the first paid on May 22, 2014, amounting to $4,152 and the second paid on August 14, 2014, amounting to $4,236. On August 4, 2014, the Company declared a dividend of $0.05 per share, representing an amount of $4,236, which was paid on November 25, 2014 to shareholders of record as of November 21, 2014.

During the nine-month period ended September 30, 2013, the Company declared and paid dividends on its common shares of $5,658 in aggregate, of which $2,822 were paid on June 5, 2013 and $2,836 were paid on September 12, 2013.

8.	Accumulated other comprehensive loss

In the first nine months of 2014, Accumulated other comprehensive loss increased with unrealized losses of $1,319, of which $1,473 (loss) resulted from changes in fair value of financial instruments and $154 related to losses which were amortized to income on the de-designation of one interest rate swap (Note 6). In the first nine months of 2013, Accumulated other comprehensive loss decreased with unrealized gains of $5,930, of which $5,441 (gain) resulted from changes in fair value of financial instruments, $657 related to losses which were amortized to income on the de-designation of one interest rate swap, a loss of $79 which resulted from changes in the fair value of marketable securities and a gain of $89 reclassified to the statement of operations upon the disposal of marketable securities.

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period.

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Numerator

Net income/(loss) attributable to Tsakos Energy Navigation Limited	5,216	(1,362)	19,981	(1,868)
Preferred share dividends Series B	(1,000)	(1,000)	(3,000)	(1,567)
Preferred share dividends Series C	(1,109)	—	(3,328)	—

Net income/(loss) attributable to common stockholders	$3,107	$(2,362)	$13,653	$(3,435)

Denominator

Weighted average common shares outstanding	84,705,556	56,614,752	77,227,931	56,501,037

Basic and diluted income/(loss) per common share	$0.04	$(0.04)	$0.18	$(0.06)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

10.	Commitments and Contingencies

As at September 30, 2014, the Company had under construction nine aframax tankers and one LNG carrier. The total contracted amount remaining to be paid for the ten vessels under construction, plus the extra costs agreed as at September 30, 2014 was $540,827. Scheduled remaining payments as at September 30, 2014 were $31,440 from October to December 2014, $56,864 in 2015, $297,663 in 2016 and $154,860 in 2017. On October 23, 2014, the Company signed two new building contracts for the construction of two LR1 tankers for $46,920 each. On November 26, 2014, the Company signed a new building contract relating to the construction of one shuttle tanker for $98,000. Also, on October 23, 2014 the Company signed a termination agreement for a contract signed in 2012, with the same yard, for the construction of a shuttle tanker. Under this old contract, an amount of $4,500 was paid in 2013 as part of the first installment. Under the termination agreement, an amount of $600 per vessel will be used against the contract price of the LR1 product carriers and an amount of $1,650 will be used against the contract price of the shuttle tanker. The remaining prepaid amount of $1,650 will be used against the contract price of future new buildings, currently being discussed between the Company and the Shipyard.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at September 30, 2014, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount

October to December 2014	53,255
2015	156,634
2016	82,334
2017	53,185
2018 to 2028	441,134

Minimum charter payments	786,542

These amounts do not assume any off-hire.

11.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 5 and 6.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments, and derivatives.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $43,347 as compared to its carrying amount of $44,124. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying Balance sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, and bunker swap agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the impaired vessels Silia T, Triathlon, Delphi and Millennium, at December 31, 2013, was determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and was determined by management taking into consideration valuations from independent marine valuers based on observable data such as sale of comparable assets.

The estimated fair values of the Company’s financial instruments, other than derivatives at September 30, 2014 and December 31, 2013 are as follows:

	Carrying Amount September 30, 2014	Fair Value September 30, 2014	Carrying Amount December 31, 2013	Fair Value December 31, 2013
Financial assets/(liabilities)
Cash and cash equivalents	204,680	204,680	162,237	162,237
Restricted cash	8,343	8,343	9,527	9,527
Investments	1,000	1,000	1,000	1,000
Debt	(1,421,037)	(1,420,260)	(1,380,298)	(1,378,753)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of set-off exists.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the statement of operations or in the balance sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments - Fair value	—	—	3,086	2,365
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	122	1,401	1,964	2,445

Subtotal		122	1,401	5,050	4,810

Derivatives not designated as hedging instruments

Interest rate swaps	Current portion of financial instruments - Fair value	—	—	3,038	3,597
	Financial instruments - fair value, net of current portion	—	—	952	1,582
Bunker swaps	Current portion of financial instruments-Fair value	—	140	1,116	—
	Financial instruments - fair value, net of current portion	—	37	182

Subtotal		—	177	5,288	5,179

Total derivatives		122	1,578	10,338	9,989

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income/(loss) and Statement of Operations

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
Derivative	Amount Three months ended September 30,		Amount Nine months ended September 30,
	2014	2013	2014	2013
Interest rate swaps	(418)	(1,279)	(3,953)	(1,716)

Total	(418)	(1,279)	(3,953)	(1,716)

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivative	Location	Amount Three months ended September 30,		Amount Nine months ended September 30,
		2014	2013	2014	2013

Interest rate swaps	Depreciation expense	(38)	(38)	(115)	(106)

Interest rate swaps	Interest and finance costs, net	(733)	(2,194)	(2,519)	(7,707)

Total		(771)	(2,232)	(2,634)	(7,813)

Derivatives Not Designated as Hedging Instruments-Net effect on the Statement of Operations

	Gain (Loss) Recognized on Derivative
Derivative	Location	Amount Three months ended September 30,		Amount Nine months ended September 30,
		2014	2013	2014	2013
Interest rate swaps	Interest and finance costs, net	(224)	69	(991)	829
Bunker swaps	Interest and finance costs, net	(1,492)	448	(1,531)	117

Total		(1,716)	517	(2,522)	946

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other comprehensive Income/(Loss) as of September 30, 2014 and December 31, 2013 was $8,108 and $6,789 respectively.

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of September 30, 2014 and December 31, 2013 using level 2 inputs (significant other observable inputs):

Recurring measurements	September 30, 2014	December 31, 2013
Interest rate swaps	(8,918)	(8,588)
Bunker swaps	(1,298)	177

	(10,216)	(8,411)

The following table presents the fair values of items measured at fair value on a nonrecurring basis for the period ended September 30, 2014 and year ended December 31, 2013, using Level 2 (significant other observable) inputs, respectively.

Nonrecurring basis	September 30, 2014	December 31, 2013
Vessels	$—	$95,250

	$—	$95,250

12.	Subsequent Events

(a)	On October 14, 2014, it was announced that the Board of Directors had declared a quarterly dividend of $0.50 per share on the Company’s 8% Series B Cumulative Redeemable Perpetual Preferred Shares, which was paid on October 30, 2014. On the same date, it was announced that the Board of Directors had declared a quarterly dividend of $0.55469 per share on the Company’s 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares, which was paid on October 30, 2014.

(b)	On October 23, 2014, the Company signed contracts for the construction of two LR1 tankers, for $46,920 each, with expected delivery in the third quarter of 2016. Agreements have been signed for the charter of the vessels for five years from delivery.

(c)	On November 25, 2014, the Company paid a dividend of $0.05 per common share, declared on August 4, 2014, to shareholders of record on November 21, 2014.

(d)	On November 26, 2014, the Company signed one new building contract for the construction of one shuttle tanker, for $98,000, with expected delivery in the first quarter of 2017. On October 29, 2014, the Company signed a Charter Party agreement for the chartering of this shuttle tanker for a period of eight years.